FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2016

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X        Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated November 3, 2016;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended September 30, 2016; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 9-Month Period ended September 30, 2016.

November 3, 2016

For immediate release

QUEBECOR INC. REPORTS CONSOLIDATED RESULTS FOR THIRD QUARTER 2016

Montréal, Québec – Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the third quarter of 2016. Quebecor consolidates the financial results of its Quebecor Media Inc. (“Quebecor Media”) subsidiary, in which it holds an 81.1% interest.

Highlights

Third quarter 2016

➢	Revenues: $998.3 million, up $23.8 million (2.4%).

➢	Adjusted operating income[1] $389.8 million, down $1.6 million (-0.4%), including a $10.7 million unfavourable variance in the consolidated stock-based compensation charge.

➢	Net loss attributable to shareholders: $8.3 million ($0.07 per basic share) in the third quarter of 2016, compared with net income attributable to shareholders of $85.1 million ($0.69 per basic share) in the same period of 2015, a decrease of $93.4 million ($0.76 per basic share), including the $119.6 million unfavourable impact of losses and gains on embedded derivatives related to convertible debentures.

➢

Adjusted income from continuing operating activities[2] $83.2 million ($0.68 per basic share) in the third quarter of 2016, compared with $74.0 million ($0.60 per basic share) in the same period of 2015, an increase of $9.2 million ($0.08 per basic share) or 12.4%.

➢	The Telecommunications segment grew its revenues by $39.5 million (5.2%) and its adjusted operating income by $12.5 million (3.6%) in the third quarter of 2016.

➢	Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($27.6 million or 25.9%), Internet access ($14.3 million or 6.2%), business solutions ($10.6 million or 59.6%) and the Club illico over-the-top video service (“Club illico”) ($1.9 million or 32.2%).

➢	Videotron’s average monthly revenue per user[3] (“ARPU”) was up $9.64 (7.0%) from $136.94 in the third quarter of 2015 to $146.58 in the third quarter of 2016.

➢

Net increase of 54,700 revenue-generating units[4] (1.0%) in the third quarter of 2016, including 38,800 connections to the mobile telephony service, 24,400 subscriptions to the cable Internet access service and 12,200 memberships in Club illico.

[1]	See “Adjusted operating income” under “Definitions.”
[2]	See “Adjusted income from continuing operating activities” under “Definitions.”
[3]	See “Key performance indicator.”
[4]	The sum of subscriptions to the cable television, cable Internet access and Club illico services, plus subscriber connections to the cable and mobile telephony services.

“Quebecor’s revenues were up $23.8 million (2.4%) in the third quarter of 2016, reflecting a strong performance by its Telecommunications segment, which grew its revenues by 5.2%,” commented Pierre Dion, President and Chief Executive Officer of Quebecor. “Once again, Videotron’s rising numbers were driven by products and services with strong growth prospects. Consumer response to Videotron’s offerings continues to be very positive. For example, its mobile telephony service posted a net increase of 38,800 subscriber connections, bringing the total to 867,700 as of September 30, 2016. Videotron now ranks among the mobility leaders in Québec. Videotron’s cable Internet service added 24,400 customers during the quarter. In Quebecor’s consolidated results, the $9.2 million (12.4%) increase in adjusted income from continuing operating activities is noteworthy.”

“During the 12-month period ended September 30, 2016, our mobile telephony service added 125,200 subscriber connections, a 16.9% increase,” noted Manon Brouillette, President and Chief Executive Officer of Videotron. “Those gains were accompanied by a significant increase in the mobile service’s ARPU, which was $52.61 in the third quarter of 2016, a 7.2% year-over-year increase. Development of our Internet access and business solutions services continued to make a positive contribution to our results. In this regard, on July 13, 2016, we launched our Giga Fibre Hybrid service, which delivers speeds of up to 940 Mbps to residential and business customers and maintains our leadership in very high speed Internet access. On September 13, 2016, we also opened the 4Degrees Colocation Inc. data centre in Montréal, which is equipped with one of the largest server rooms in Québec and is purpose-designed to meet our business customers’ hosting needs.

“On September 20, 2016, Videotron announced a partnership with Ericsson Canada Inc., École de technologie supérieure and Quartier de l’innovation de Montréal to create the first open-air smart living laboratory in Canada. It will serve to test all aspects of new, fifth-generation telecommunications technologies. We are very proud that we were able to bring these eminent partners together in the common purpose of building an innovation ecosystem in Montréal. For Videotron, this lab will be an additional tool for identifying applications and services that can make life easier for consumers and create value for businesses,” concluded Manon Brouillette.

“In a changing industry environment, Quebecor’s Media segment announced on November 2, 2016 an organizational transformation designed to balance its cost structure and enhance operational efficiencies, which will enable it to maintain its lead in news and content production and continue promoting its flagship brands,” said Julie Tremblay, President and Chief Executive Officer of Quebecor Media Group. “Those initiatives will entail the elimination of 220 positions, or nearly 8% of our workforce.

“The industry has been disrupted in Québec as in the rest of the world, and we have therefore made a number of transformational moves in order to adapt to the changes. The downtrend in advertising revenues impacted the Media segment’s operating profits again in the third quarter of 2016. However, our broadcasting business was boosted by an increase in the advertising revenues of the TVA Sports specialty service, mainly because of coverage of the 2016 World Cup of Hockey tournament.

“In keeping with its commitment to innovation, on October 24, 2016 the Media segment launched the new TVA.CA website and the TVA mobile app, which give users free access to TVA programs in high definition, live or on demand,” added Julie Tremblay. “The initiatives were part of TVA Group’s strategy to expand its presence in new media and webcasting in order to meet consumers’ needs and offer advertisers a new vehicle.”

In the Sports and Entertainment segment, the Videotron Centre marked its first anniversary on September 12, 2016. During its first year of operation, the facility hosted 93 sporting events and concerts, as well as 30 corporate events. In all, more than 1.1 million people passed through the turnstiles.

“In the first nine months of 2016, Quebecor continued implementation of its business plan, focused on areas with strong growth potential. The Corporation remains well positioned to achieve its profitability, business development and shareholder value-maximization objectives,” Pierre Dion concluded.

Table 1

Quebecor third quarter financial highlights, 2012 to 2016

(in millions of Canadian dollars, except per share data)

	2016	2015	2014	2013	2012
Revenues	$998.3	$974.5	$890.9	$886.4	$850.0
Adjusted operating income	389.8	391.4	361.8	364.2	337.2
(Loss) income from continuing operating activities attributable to shareholders	(8.3)	87.0	9.8	12.9	124.1
Net (loss) income attributable to shareholders	(8.3)	85.1	45.1	(188.8)	17.1
Adjusted income from continuing operating activities	83.2	74.0	58.1	58.8	51.7
Per basic share:
(Loss) income from continuing operating activities attributable to shareholders	(0.07)	0.71	0.08	0.10	0.98
Net (loss) income attributable to shareholders	(0.07)	0.69	0.37	(1.53)	0.14
Adjusted income from continuing operating activities	0.68	0.60	0.47	0.47	0.41

New segment structure

During the fourth quarter of 2015, the Corporation changed its organizational structure and transferred its music distribution and production operations from the Sports and Entertainment segment to the Media segment. Accordingly, prior-period figures in the Corporation’s segmented reporting have been reclassified to reflect those changes.

2016/2015 third quarter comparison

Revenues: $998.3 million, a $23.8 million (2.4%) increase.

•	Revenues increased in Telecommunications ($39.5 million or 5.2% of segment revenues) and in Sports and Entertainment ($1.6 million or 25.8%).

•	Revenues decreased in Media ($17.3 million or -7.2%).

Adjusted operating income: $389.8 million, a $1.6 million (-0.4%) decrease.

•

Adjusted operating income decreased in Media ($8.4 million or -19.6% of segment adjusted operating income). There was an unfavourable variance at Head Office ($9.2 million), essentially due to an unfavourable variance in the stock-based compensation charge.

•	Adjusted operating income increased in Telecommunications ($12.5 million or 3.6%). There was a favourable variance in Sports and Entertainment ($3.5 million).

•

The change in the fair value of Quebecor Media stock options resulted in a $1.9 million unfavourable variance in the stock-based compensation charge in the third quarter of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options and of Quebecor stock-price-based share units resulted in an $8.8 million unfavourable variance in the Corporation’s stock-based compensation charge in the third quarter of 2016.

Net loss attributable to shareholders: $8.3 million ($0.07 per basic share) in the third quarter of 2016, compared with net income attributable to shareholders in the amount of $85.1 million ($0.69 per basic share) in the same period of 2015, an unfavourable variance of $93.4 million ($0.76 per basic share).

•	The unfavourable variance was mainly due to:

•	$136.2 million unfavourable variance in the charge for restructuring of operations, gain on litigation and other items;

•	$122.1 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $119.6 million without any tax consequences.

Partially offset by:

•	$156.1 million decrease in non-cash charge for impairment of goodwill and other assets, including $45.0 million without any tax consequences;

•	$6.3 million decrease in the depreciation and amortization charge.

In the third quarter of 2016, Quebecor Media performed impairment tests on its Magazines cash-generating unit (“CGU”) in view of the downtrend in the industry’s advertising revenues. Quebecor Media concluded that the recoverable amount of its Magazines CGU was less than its carrying amount. Accordingly, a $40.1 million non-cash goodwill impairment charge (without any tax consequences) was recorded in the third quarter of 2016. As well, a charge for impairment of intangible assets totalling $0.8 million was recorded in the Media segment in the third quarter of 2016.

Adjusted income from continuing operating activities: $83.2 million ($0.68 per basic share) in the third quarter of 2016, compared with $74.0 million ($0.60 per basic share) in the same period of 2015, an increase of $9.2 million ($0.08 per basic share).

2016/2015 year-to-date comparison

Revenues: $2.97 billion, a $98.9 million (3.4%) increase.

•	Revenues increased in Telecommunications ($116.7 million or 5.2% of segment revenues) and in Sports and Entertainment ($11.7 million or 89.3%).

•	Revenues decreased in Media ($33.7 million or -4.8%).

Adjusted operating income: $1.10 billion, a $24.9 million (2.3%) increase.

•

Adjusted operating income increased in Telecommunications ($48.0 million or 4.6% of segment adjusted operating income). There was a favourable variance in Sports and Entertainment ($2.4 million or 27.9%).

•

Adjusted operating income decreased in Media ($9.2 million or -19.2%). There was an unfavourable variance at Head Office ($16.3 million), essentially due to an unfavourable variance in the stock-based compensation charge.

•

The change in the fair value of Quebecor Media stock options resulted in a $2.7 million unfavourable variance in the stock-based compensation charge in the first nine months of 2016 compared with the same period of 2015. The change in the fair value of Quebecor stock options and Quebecor stock-price-based share units resulted in a $16.6 million unfavourable variance in the Corporation’s stock-based compensation charge in the first nine months of 2016.

Net income attributable to shareholders: $71.4 million ($0.58 per basic share) in the first nine months of 2016, compared with $186.6 million ($1.52 per basic share) in the same period of 2015, a decrease of $115.2 million ($0.94 per basic share).

•	The unfavourable variance was mainly due to:

•	$212.7 million unfavourable variance in losses and gains on valuation and translation of financial instruments, including $209.5 million without any tax consequences;

•	$139.6 million unfavourable variance in the charge for restructuring of operations, gain on litigation and other items;

•	$23.9 million unfavourable variance in the income tax expense.

Partially offset by:

•	$186.1 million decrease in non-cash charge for impairment of goodwill and other assets, including $75.0 million without any tax consequences;

•	$31.4 million decrease in the depreciation and amortization charge;

•	$24.9 million increase in adjusted operating income;

•	$18.8 million favourable variance in the loss related to discontinued operations;

•	$18.0 million favourable variance in non-controlling interest;

•	$12.1 million favourable variance due to recognition of a loss on debt refinancing in the second quarter of 2015;

•	$5.7 million decrease in financial expenses.

Adjusted income from continuing operating activities: $220.8 million in the first nine months of 2016 ($1.80 per basic share), compared with $181.9 million ($1.48 per basic share) in the same period of 2015, an increase of $38.9 million ($0.32 per basic share).

Dividend

On November 2, 2016, the Board of Directors of Quebecor declared a quarterly dividend of $0.045 per share on its Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”), payable on December 13, 2016 to shareholders of record at the close of business on November 18, 2016. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Normal course issuer bid

On August 3, 2016, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 500,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 2,000,000 Class B Shares, representing approximately 2.4% of issued and outstanding Class B Shares as of August 3, 2016. The purchases can be made from August 15, 2016 to August 14, 2017 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All shares purchased under the bid will be cancelled.

In the first nine months of 2016, the Corporation purchased and cancelled 233,200 Class B Shares for a total cash consideration of $8.6 million (368,300 Class B Shares for a total cash consideration of $11.1 million in the first nine months of 2015). The excess of $7.8 million in the purchase price over the carrying value of Class B Shares repurchased was recorded as a reduction in retained earnings ($9.7 million in the first nine months of 2015).

Detailed financial information

For a detailed analysis of Quebecor’s third quarter 2016 results, please refer to the Management Discussion and Analysis and consolidated financial statements of Quebecor, available on the Corporation’s website at <www.quebecor.com/en/quarterly_doc_quebecor_inc> or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its third quarter 2016 results on November 3, 2016, at 9:30 a.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 72925#. A tape recording of the call will be available from November 3, 2016 to February 4, 2017 by dialling 1 877 293-8133, conference number 1205991, access code for participants 72925#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/content/conference-call>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to Quebecor’s public filings available at <www.sedar.com> and <www.quebecor.com> including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2015.

The forward-looking statements in this press release reflect Quebecor’s expectations as of November 3, 2016 and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec. It holds an 81.07% interest in Quebecor Media, which employs close to 11,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports people working with more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Information:

Jean-François Pruneau	Martin Tremblay
Senior Vice President and Chief Financial Officer	Vice President, Public Affairs
Quebecor Inc. and Quebecor Media Inc.	Quebecor Media Inc.
jean-francois.pruneau@quebecor.com	martin.tremblay@quebecor.com
514 380-4144	514 380-1985

DEFINITIONS

Adjusted operating income

In its analysis of operating results, the Corporation defines adjusted operating income, as reconciled to net (loss) income under International Financial Reporting Standards (“IFRS”), as net (loss) income before depreciation and amortization, financial expenses, (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, gain on litigation and other items, charge for impairment of goodwill and other assets, loss on debt refinancing, income taxes, and loss from discontinued operations. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted operating income in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments.

Adjusted operating income is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Table 2 below provides a reconciliation of adjusted operating income to net (loss) income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 2

Reconciliation of the adjusted operating income measure used in this press release to the net (loss) income measure used in the consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted operating income (loss):
Telecommunications	$363.6	$351.1	$1,084.8	$1,036.8
Media	34.5	42.9	38.7	47.9
Sports and Entertainment	(1.3)	(4.8)	(6.2)	(8.6)
Head Office	(7.0)	2.2	(12.5)	3.8

	389.8	391.4	1,104.8	1,079.9
Depreciation and amortization	(162.3)	(168.6)	(485.7)	(517.1)
Financial expenses	(82.7)	(80.7)	(243.6)	(249.3)
(Loss) gain on valuation and translation of financial instruments	(68.3)	53.8	(118.1)	94.6
Restructuring of operations, gain on litigation and other items	(1.2)	135.0	(14.7)	124.9
Impairment of goodwill and other assets	(40.9)	(197.0)	(40.9)	(227.0)
Loss on debt refinancing	—	—	—	(12.1)
Income taxes	(37.4)	(45.1)	(96.4)	(72.5)
Loss from discontinued operations	—	(2.7)	—	(18.8)

Net (loss) income	$(3.0)	$86.1	$105.4	$202.6

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net (loss) income attributable to shareholders under IFRS, as net (loss) income attributable to shareholders before (loss) gain on valuation and translation of financial instruments, charge for restructuring of operations, gain on litigation and other items, charge for impairment of goodwill and other assets, loss on debt refinancing, net of income tax related to adjustments and of net income attributable to non-controlling interest related to adjustments, and before the loss from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of the financial results. Adjusted income from continuing operating activities is more representative for the purpose of forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 3 provides a reconciliation of adjusted income from continuing operating activities to the net (loss) income attributable to shareholders measure used in Quebecor’s condensed consolidated financial statements.

Table 3

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net (loss) income attributable to shareholders measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Adjusted income from continuing operating activities	$83.2	$74.0	$220.8	$181.9
(Loss) gain on valuation and translation of financial instruments	(68.3)	53.8	(118.1)	94.6
Restructuring of operations, gain on litigation and other items	(1.2)	135.0	(14.7)	124.9
Impairment of goodwill and other assets	(40.9)	(197.0)	(40.9)	(227.0)
Loss on debt refinancing	—	—	—	(12.1)
Income taxes related to adjustments[1]	0.5	(5.1)	3.7	(1.2)
Net income attributable to non-controlling interest related to adjustments	18.4	26.3	20.6	38.6
Discontinued operations	—	(1.9)	—	(13.1)

Net (loss) income attributable to shareholders	$(8.3)	$85.1	$71.4	$186.6

[1]	Includes impact of fluctuations in income tax applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATOR

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average basic customer from its cable television, Internet access, cable and mobile telephony services and Club illico. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing the combined revenues from its cable television, Internet access, cable and mobile telephony services and Club illico by the average number of basic customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except for earnings per share data) (unaudited)	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Revenues	$998.3	$974.5	$2,966.2	$2,867.3
Employee costs	169.8	160.7	536.2	518.6
Purchase of goods and services	438.7	422.4	1,325.2	1,268.8
Depreciation and amortization	162.3	168.6	485.7	517.1
Financial expenses	82.7	80.7	243.6	249.3
Loss (gain) on valuation and translation of financial instruments	68.3	(53.8)	118.1	(94.6)
Restructuring of operations, gain on litigation and other items	1.2	(135.0)	14.7	(124.9)
Impairment of goodwill and other assets	40.9	197.0	40.9	227.0
Loss on debt refinancing	—	—	—	12.1

Income before income taxes	34.4	133.9	201.8	293.9
Income taxes (recovery):
Current	51.2	31.0	130.5	54.7
Deferred	(13.8)	14.1	(34.1)	17.8

	37.4	45.1	96.4	72.5

(Loss) income from continuing operations	(3.0)	88.8	105.4	221.4
Loss from discontinued operations	—	(2.7)	—	(18.8)

Net (loss) income	$(3.0)	$86.1	$105.4	$202.6

(Loss) income from continuing operations attributable to
Shareholders	$(8.3)	$87.0	$71.4	$199.7
Non-controlling interests	5.3	1.8	34.0	21.7

Net (loss) income attributable to
Shareholders	$(8.3)	$85.1	$71.4	$186.6
Non-controlling interests	5.3	1.0	34.0	16.0

Earnings per share attributable to shareholders
Basic:
From continuing operations	$(0.07)	$0.71	$0.58	$1.63
From discontinued operations	—	(0.02)	—	(0.11)
Net (loss) income	(0.07)	0.69	0.58	1.52
Diluted:
From continuing operations	(0.07)	0.27	0.58	0.83
From discontinued operations	—	(0.01)	—	(0.10)
Net (loss) income	(0.07)	0.26	0.58	0.73

Weighted average number of shares outstanding (in millions)	122.3	122.7	122.4	122.8
Weighted average number of diluted shares (in millions)	122.3	143.7	122.8	143.8

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars) (unaudited)	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
(Loss) income from continuing operations	$(3.0)	$88.8	$105.4	$221.4

Other comprehensive loss (income) from continuing operations:
Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(20.7)	70.2	25.5	45.3
Deferred income taxes	(1.6)	(20.2)	17.6	(34.3)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain (loss)	18.0	—	(121.0)	—
Deferred income taxes	(4.8)	—	32.3	—
Reclassification to income:
Gain related to cash flow hedges	—	—	—	(3.9)
Deferred income taxes	—	—	—	(0.4)

	(9.1)	50.0	(45.6)	6.7

Comprehensive (loss) income from continuing operations	(12.1)	138.8	59.8	228.1
Loss from discontinued operations	—	(2.7)	—	(18.8)

Comprehensive (loss) income	$(12.1)	$136.1	$59.8	$209.3

Comprehensive (loss) income from continuing operations attributable to
Shareholders	$(16.7)	$127.5	$38.1	$207.7
Non-controlling interests	4.6	11.3	21.7	20.4

Comprehensive (loss) income attributable to
Shareholders	$(16.7)	$125.6	$38.1	$194.6
Non-controlling interests	4.6	10.5	21.7	14.7

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION

(in millions of Canadian dollars)
(unaudited)
Three months ended September 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$793.7	$221.7	$7.8	$(24.9)	$998.3
Employee costs	88.6	60.6	2.4	18.2	169.8
Purchase of goods and services	341.5	126.6	6.7	(36.1)	438.7

Adjusted operating income[1]	363.6	34.5	(1.3)	(7.0)	389.8

Depreciation and amortization					162.3
Financial expenses					82.7
Loss on valuation and translation of financial instruments					68.3
Restructuring of operations and other items					1.2
Impairment of goodwill and other assets					40.9

Income before income taxes					$34.4

Additions to property, plant and equipment	$152.0	$10.1	$0.7	$1.0	$163.8
Additions to intangible assets	28.7	2.4	0.8	0.5	32.4

Three months ended September 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$754.2	$239.0	$6.2	$(24.9)	$974.5
Employee costs	83.7	65.9	2.7	8.4	160.7
Purchase of goods and services	319.4	130.2	8.3	(35.5)	422.4

Adjusted operating income1	351.1	42.9	(4.8)	2.2	391.4

Depreciation and amortization					168.6
Financial expenses					80.7
Gain on valuation and translation of financial instruments					(53.8)
Restructuring of operations, gain on litigation and other items					(135.0)
Impairment of goodwill and other assets					197.0

Income before income taxes					$133.9

Additions to property, plant and equipment	$177.8	$9.1	$4.0	$0.2	$191.1
Additions to intangible assets	22.7	2.4	34.3	1.2	60.6

QUEBECOR INC. AND ITS SUBSIDIARIES

SEGMENTED INFORMATION (continued)

(in millions of Canadian dollars)
(unaudited)
Nine months ended September 30, 2016
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,346.6	$672.0	$24.8	$(77.2)	$2,966.2
Employee costs	283.7	198.6	8.1	45.8	536.2
Purchase of goods and services	978.1	434.7	22.9	(110.5)	1,325.2

Adjusted operating income[1]	1,084.8	38.7	(6.2)	(12.5)	1,104.8

Depreciation and amortization					485.7
Financial expenses					243.6
Loss on valuation and translation of financial instruments					118.1
Restructuring of operations and other items					14.7
Impairment of goodwill and other assets					40.9

Income before income taxes					$201.8

Additions to property, plant and equipment	$507.9	$28.9	$1.9	$2.6	$541.3
Additions to intangible assets	93.3	7.6	1.1	2.2	104.2

Nine months ended September 30, 2015
	Telecommuni- cations	Media	Sports and Enter- tainment	Head office and Inter- segments	Total
Revenues	$2,229.9	$705.7	$13.1	$(81.4)	$2,867.3
Employee costs	267.2	218.4	7.1	25.9	518.6
Purchase of goods and services	925.9	439.4	14.6	(111.1)	1,268.8

Adjusted operating income[1]	1,036.8	47.9	(8.6)	3.8	1,079.9

Depreciation and amortization					517.1
Financial expenses					249.3
Gain on valuation and translation of financial instruments					(94.6)
Restructuring of operations, gain on litigation and other items					(124.9)
Impairment of goodwill and other assets					227.0
Loss on debt refinancing					12.1

Income before income taxes					$293.9

Additions to property, plant and equipment	$481.0	$24.8	$8.7	$0.3	$514.8
Additions to intangible assets	281.2	6.5	34.6	2.8	325.1

[1]

The Chief Executive Officer uses adjusted operating income as the measure of profit to assess the performance of each segment. Adjusted operating income is referred as a non-IFRS measure and is defined as net (loss) income before depreciation and amortization, financial expenses, loss (gain) on valuation and translation of financial instruments, restructuring of operations, gain on litigation and other items, impairment of goodwill and other assets, loss on debt refinancing, income taxes and loss from discontinued operations.

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity attributable to non- controlling interests
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings	Accumulated other com- prehensive loss		Total equity
Balance as of December 31, 2014	$327.2	$2.3	$238.9	$(64.4)	$559.3	$1,063.3
Net income	—	—	186.6	—	16.0	202.6
Other comprehensive income (loss)	—	—	—	8.0	(1.3)	6.7
Dividends	—	—	(11.7)	—	(18.5)	(30.2)
Repurchase of Class B Shares	(1.4)	—	(9.7)	—	—	(11.1)
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	—	12.1	12.1
Non-controlling interests and business acquisitions	—	—	(280.3)	(7.3)	(211.9)	(499.5)

Balance as of September 30, 2015	325.8	2.3	123.8	(63.7)	355.7	743.9
Net (loss) income	—	—	(34.8)	—	12.3	(22.5)
Other comprehensive loss	—	—	—	(47.5)	(11.8)	(59.3)
Dividends or distributions	—	—	(4.3)	—	(4.9)	(9.2)
Repurchase of Class B Shares	(0.2)	—	(1.1)	—	—	(1.3)
Non-controlling interests and business acquisitions	—	—	(1.4)	—	1.8	0.4

Balance as of December 31, 2015	325.6	2.3	82.2	(111.2)	353.1	652.0
Net income	—	—	71.4	—	34.0	105.4
Other comprehensive loss	—	—	—	(33.3)	(12.3)	(45.6)
Dividends or distributions	—	—	(15.3)	—	(14.3)	(29.6)
Repurchase of Class B Shares	(0.8)	—	(7.8)	—	—	(8.6)

Balance as of September 30, 2016	$324.8	$2.3	$130.5	$(144.5)	$360.5	$673.6

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended September 30		Nine months ended September 30
(unaudited)	2016	2015	2016	2015
Cash flows related to operating activities
(Loss) income from continuing operations	$(3.0)	$88.8	$105.4	$221.4
Adjustments for:
Depreciation of property, plant and equipment	138.5	146.8	413.6	441.1
Amortization of intangible assets	23.8	21.8	72.1	76.0
Loss (gain) on valuation and translation of financial instruments	68.3	(53.8)	118.1	(94.6)
Impairment of goodwill and other assets	40.9	197.0	40.9	227.0
Loss on debt refinancing	—	—	—	12.1
Amortization of financing costs and long-term debt discount	1.8	1.6	5.2	5.4
Deferred income taxes	(13.8)	14.1	(34.1)	17.8
Other	(0.2)	0.4	1.9	2.8

	256.3	416.7	723.1	909.0
Net change in non-cash balances related to operating activities	85.8	(94.2)	79.1	(260.2)

Cash flows provided by continuing operating activities	342.1	322.5	802.2	648.8

Cash flows related to investing activities
Non-controlling interests acquisition	—	(500.0)	—	(500.0)
Business acquisitions	—	(1.2)	(119.1)	(92.0)
Business disposals	—	12.1	3.0	316.3
Additions to property, plant and equipment	(163.8)	(191.1)	(541.3)	(514.8)
Additions to intangible assets	(32.4)	(60.6)	(104.2)	(325.1)
Proceeds from disposals of assets	1.3	0.5	3.1	2.4
Other	13.0	(13.3)	13.3	(13.0)

Cash flows used in continuing investing activities	(181.9)	(753.6)	(745.2)	(1,126.2)

Cash flows related to financing activities
Net change in bank indebtedness	(21.5)	45.5	(1.6)	41.6
Net change under revolving facilities	(99.3)	357.0	5.6	351.4
Issuance of long-term debt, net of financing fees	—	370.1	—	370.1
Repayments of long-term debt	(2.2)	(414.2)	(12.2)	(645.8)
Settlement of hedging contracts	—	21.2	3.6	34.3
Issuance of shares of a subsidiary to non-controlling interests	—	—	—	12.1
Repurchase of Class B Shares	(5.0)	(4.8)	(8.6)	(11.1)
Dividends	(5.5)	(4.3)	(15.3)	(11.7)
Dividends or distributions paid to non-controlling interests	(4.7)	(6.2)	(14.3)	(18.5)

Cash flows (used in) provided by continuing financing activities	(138.2)	364.3	(42.8)	122.4

Net change in cash and cash equivalents from continuing operations	22.0	(66.8)	14.2	(355.0)
Cash flows used in discontinued operations	—	(1.4)	—	(21.4)
Cash and cash equivalents at beginning of period	10.8	87.1	18.6	395.3

Cash and cash equivalents at end of period	$32.8	$18.9	$32.8	$18.9

Cash and cash equivalents consist of
Cash	$31.3	$16.0	$31.3	$16.0
Cash equivalents	1.5	2.9	1.5	2.9

	$32.8	$18.9	$32.8	$18.9

Interest and taxes reflected as operating activities
Cash interest payments	$42.3	$34.5	$197.0	$194.1
Cash income tax payments (net of refunds)	14.1	34.4	78.0	134.0

QUEBECOR INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	September 30	December 31
	2016	2015
Assets
Current assets
Cash and cash equivalents	$32.8	$18.6
Accounts receivable	505.1	494.1
Income taxes	7.1	28.6
Inventories	189.9	215.5
Prepaid expenses	56.6	46.0

	791.5	802.8
Non-current assets
Property, plant and equipment	3,555.3	3,424.9
Intangible assets	1,205.0	1,178.0
Goodwill	2,731.8	2,678.4
Derivative financial instruments	805.0	1,072.4
Deferred income taxes	42.6	29.5
Other assets	91.0	89.9

	8,430.7	8,473.1

Total assets	$9,222.2	$9,275.9

Liabilities and equity
Current liabilities
Bank indebtedness	$32.7	$34.3
Accounts payable and accrued charges	630.6	654.9
Provisions	64.1	67.1
Deferred revenue	350.1	321.5
Income taxes	32.2	9.1
Current portion of long-term debt	51.1	44.0

	1,160.8	1,130.9
Non-current liabilities
Long-term debt	5,630.7	5,812.4
Derivative financial instruments	3.4	118.7
Convertible debentures	500.0	500.0
Other liabilities	705.6	448.2
Deferred income taxes	548.1	613.7

	7,387.8	7,493.0
Equity
Capital stock	324.8	325.6
Contributed surplus	2.3	2.3
Retained earnings	130.5	82.2
Accumulated other comprehensive loss	(144.5)	(111.2)

Equity attributable to shareholders	313.1	298.9
Non-controlling interests	360.5	353.1

	673.6	652.0

Total liabilities and equity	$9,222.2	$9,275.9

Supplementary Disclosure

Quarter / 9-Month Period

Ended September 30, 2016

For additional information, please contact

Jean-François Pruneau, Senior Vice President and Chief Financial Officer,

at 514 380-4144, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

September 30, 2016

Net (Loss) Income Attributable to Shareholders

	3rd Quarter		YTD
	2016	2015	2016	2015
Net (loss) income per share (basic)	$(0.07)	$0.69	$0.58	$1.52
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.68	$0.60	$1.80	$1.48

Reconciliation of earnings per share

	3rd Quarter		YTD
	2016	2015	2016	2015
Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.68	$0.60	$1.80	$1.48
Other adjusments[1]:
Unusual items	(0.19)	(0.31)	(0.25)	(0.59)
(Loss) gain on valuation and translation of financial instruments	(0.56)	0.42	(0.97)	0.74
Discontinued operations	—	(0.02)	—	(0.11)

Total	(0.75)	0.09	(1.22)	0.04

Reported net (loss) income per share (basic)	$(0.07)	$0.69	$0.58	$1.52

[1]	After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2016

Debt

(all amounts in millions of Canadian dollars)
Quebecor Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Mortgage loan due in 2017		31.2

		$31.2

Quebecor Media Inc.
Revolving credit facility due in 2020 (availability: $300)		—
Term Loan B due in 2020		445.8
7 3/8% Senior Notes due in 2021		325.0
5 3/4% Senior Notes due in 2023		1,119.6
6 5/8% Senior Notes due in 2023		500.0

		2,390.4

Videotron Ltd.
Revolving credit facility due in 2021 – Secured (availability: $625)		279.7
Revolving credit facility due in 2021 – Unsecured (availability: $340)		—
Export Financing due in 2018		21.4
6 7/8% Senior Notes due in 2021		300.0
5% Senior Notes due in 2022		1,049.4
5 3/8% Senior Notes due in 2024		787.0
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0

		3,212.5

TVA Group Inc.
Revolving credit facility due in 2019 (availability: $150)		—
Term Loan due in 2019		71.0

		71.0

Other debt		0.4

Total Quebecor Media Inc.		$5,674.3

TOTAL LONG TERM DEBT		$5,705.5

Bank indebtedness – QI		—
Bank indebtedness – QMI		32.7
Exchangeable debentures – QI		2.1
Convertible debentures (cost if settled in cash at maturity) – QI [1]		828.5
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) – QMI [2]		(779.0)

Cash and cash equivalents :
Quebecor Inc.		8.6
Quebecor Media Inc.		24.2
Videotron Ltd.	$1.8
Other 100% owned subsidiaries	3.1
TVA Group Inc.	19.3

		$32.8

[1]

Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on September 30, 2016, subject to a floor price of $19.25 and a ceiling price of $24.0625.

[2]	Classified as “Derivative financial instruments" in Quebecor Media Inc. and Quebecor Inc.'s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

September 30, 2016

Operating Results

	2016			2015
	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenue Generating Units (’000) [1]	5,703.1	5,648.4	5,665.3	5,647.5	5,605.9
Mobile Telephony Lines (’000)	867.7	828.9	795.7	768.6	742.5
Homes Passed (’000)	2,833.0	2,825.3	2,812.9	2,806.0	2,799.8
Cable Internet Subscribers (’000)	1,596.1	1,571.7	1,578.1	1,568.2	1,559.5
Penetration of Homes Passed	56.3%	55.6%	56.1%	55.9%	55.7%
Basic Subscribers (’000)	1,695.7	1,697.5	1,722.0	1,736.9	1,745.9
Penetration of Homes Passed	59.9%	60.1%	61.2%	61.9%	62.4%
Digital Set-Top Boxes (’000)	2,718.6	2,696.4	2,696.9	2,686.7	2,661.1
Digital Subscribers (’000)	1,570.8	1,559.8	1,568.9	1,570.6	1,564.6
Penetration of Homes Passed	55.4%	55.2%	55.8%	56.0%	55.9%
Cable Telephony Lines (’000)	1,265.1	1,284.0	1,304.3	1,316.3	1,329.5
Penetration of Homes Passed	44.7%	45.4%	46.4%	46.9%	47.5%
Over-the-Top Video Subscribers (’000)	278.5	266.3	265.2	257.5	228.5

	3rd Quarter			YTD
	2016	2015	VAR	2016	2015	VAR
(in millions)
Revenues
Cable Television	$252.7	$260.2	-2.9%	$768.1	$790.3	-2.8%
Internet	245.7	231.4	6.2%	730.2	681.2	7.2%
Mobile Telephony	134.1	106.5	25.9%	373.3	292.1	27.8%
Cable Telephony	105.9	113.4	-6.6%	320.0	346.5	-7.6%
Business Solutions	28.4	17.8	59.6%	81.0	51.0	58.8%
Other	25.1	22.8	10.1%	68.7	62.1	10.6%

Videotron	791.9	752.1	5.3%	2,341.3	2,223.2	5.3%

Retail and Eliminations	1.8	2.1	-14.3%	5.3	6.7	-20.9%

Total Telecommunications Revenues	$793.7	$754.2	5.2%	$2,346.6	$2,229.9	5.2%

EBITDA
Videotron	$362.9	$350.2	3.6%	$1,083.3	$1,034.3	4.7%
Retail	0.7	0.9	-22.2%	1.5	2.5	-40.0%

Total Telecommunications EBITDA	$363.6	$351.1	3.6%	$1,084.8	$1,036.8	4.6%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premise Equipment	$53.4	$62.1		$168.8	$180.1
Scalable Infrastructure	52.7	77.9		181.8	182.4
Line Extensions	17.6	14.8		50.8	41.5
Upgrade / Rebuild	14.3	13.0		48.3	49.6
Support Capital and Other	42.7	32.7		151.5	308.6

Total Telecommunications	$180.7	$200.5	-9.9%	$601.2	$762.2	-21.1%

Mobile Telephony ARPU	$52.61	$49.08		$50.97	$47.43
Total ARPU	$146.58	$136.94		$143.64	$134.19
Mobile Telephony Acquisition Costs	$404	$472

[1]

Revenue generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

MEDIA

Supplementary Disclosure

September 30, 2016

Operating Results

	3rd Quarter			YTD
	2016	2015	VAR	2016	2015	VAR
Lineage (’000)
Paid Urban Dailies	5,672	6,869	-17.4%	19,366	22,542	-14.1%

(in millions)
Revenues
Advertising	$21.9	$26.3	-16.7%	$72.9	$86.7	-15.9%
Circulation	10.5	10.4	1.0%	31.7	31.0	2.3%
Digital	3.1	3.0	3.3%	9.8	9.5	3.2%
Other	11.6	15.6	-25.6%	34.1	48.8	-30.1%

Newspaper Publishing Revenues	47.1	55.3	-14.8%	148.5	176.0	-15.6%

Advertising	45.7	45.0	1.6%	174.3	180.9	-3.6%
Subscription	28.7	27.9	2.9%	86.6	82.4	5.1%
Other	14.0	11.4	22.8%	38.5	35.1	9.7%

Broadcasting Revenues	88.4	84.3	4.9%	299.4	298.4	0.3%

Other [1]	86.2	99.4	-13.3%	224.1	231.3	-3.1%

Total Media Revenues	$221.7	$239.0	-7.2%	$672.0	$705.7	-4.8%

Urban Dailies	$35.2	$38.7	-9.0%	$113.1	$124.5	-9.2%
Portals	0.8	1.3	-38.5%	3.2	4.3	-25.6%
Other	11.1	15.3	-27.5%	32.2	47.2	-31.8%

Newspaper Publishing Revenues	$47.1	$55.3	-14.8%	$148.5	$176.0	-15.6%

EBITDA
Newspaper Publishing	$4.4	$3.8	15.8%	$8.2	$12.8	-35.9%
Broadcasting	11.2	19.2	-41.7%	4.9	11.4	-57.0%
Other	18.9	19.9	-5.0%	25.6	23.7	8.0%

Total Media EBITDA	$34.5	$42.9	-19.6%	$38.7	$47.9	-19.2%

[1]

Includes the publishing and distribution of books and magazines, the distribution and production of music, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

September 30, 2016

Shares Held in Subsidiaries

	Number of shares	Equity (%)	Voting (%)
Shares held by Quebecor Inc.

Quebecor Media Inc.	77,812,366	81.1%	81.1%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

September 30, 2016

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and two of its reporting segments: Telecommunications and Media. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.'s results for the third quarter of 2016, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company's website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the third quarter of 2016 under "Non-IFRS Financial Measures" for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

By:	/s/ Dominique Poulin-Gouin
Dominique Poulin-Gouin
Assistant Secretary

Date: November 4, 2016